

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C.   20549-4561

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

May 28, 2010

*Via US Mail and facsimile (617) 523-1231*

Mr. Yoel Kranz
Goodwin Proctor LLP
Exchange Place, 53 State Street
Boston, MA 02109

Re:     Atlantic Power Corp. (the "Company")
        Registration Statement on Form 10-12B
        File No.:  001-34691

Dear Mr. Kranz:

We have received your letter dated May 24, 2010 on behalf of the Company.  In your letter, you request that the staff not object if the company omits the separate financial statements of the 55W cogeneration facility in Stockton, California ("Stockton") required by Rule 3-09 of Regulation S-X from its registration statement on Form 10-12B.

We understand from your letter that Stockton was significant to the Company solely due to an impairment loss recognized by the Company on its investment in Stockton in 2008 and Stockton was not significant to the Company applying the tests in Rule 1-02(w) of Regulation S-X for the years ended December 31, 2007 or December 31, 2009, the year in which the Company disposed of its interest in Stockton.  Finally, you have represented that Stockton never exceeded 5% of income from continuing operations for any other period in which the Company held its investment.

Based upon the information provided, we will not object to your request.  The staff's conclusion is based solely on the information provided in your letter.  Different or additional material facts could result in a different conclusion.  If you have any questions concerning this letter, please call me at 202-551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant